

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Mark S. Frey
Chief Financial Officer
Fairchild Semiconductor International, Inc.
3030 Orchard Parkway
San Jose, CA 95134

> **Re:  Fairchild Semiconductor International, Inc.**
> **Form 10-K for the fiscal year ended December 30, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the fiscal quarter ended March 31, 2013**
> **Filed May 10, 2013**
> **Form 8-K dated April 18, 2013**
> **Filed April 18, 2013**
> **File No. 001-15181**

Dear Mr. Frey:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 30, 2012

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, Income Taxes, page 53

1.    We note the significance to your operating results of the foreign tax rate differential and foreign exchange differences, as disclosed in the income tax provision reconciliation on page 80.  In light of the increasingly significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings.  It appears

that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.  Tell us how you plan to address this comment.

Consolidated Financial Statements

Note 8.  Income Taxes, page 79

2.      We see that the income tax provision decreased significantly from prior years primarily due to increases in the benefit from foreign tax rate differentials and foreign exchange differences.   In this regard, we note the disclosure that you no longer benefited from the preferential income tax holiday in China in 2012.  Please revise future filing to discuss the changes in foreign tax differentials and exchange differences that contributed to decreased income tax rates.  Refer to FASB ASC 740-10-50-12.

Exhibit Index, page 102

3.      We note your statement on page 88 that shareholders have cumulative voting rights in the election of directors.  Please tell us which section of your certificate of incorporation reflects those rights.

Form 10-Q for the fiscal quarter ended March 31, 2013

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 21

4.      We reference the disclosures on page 21 that you present non-GAAP measures as additional measures of your "operating performance" and you believe it is useful to investors because it illuminates operational trends by excluding non-recurring or otherwise unusual transactions.  In this regard, we see that you exclude from net income certain recurring operational items such as restructuring/impairments and amortization of acquisition–related intangible assets.   In addition, you exclude other operating items such as the write-off of equity investments and depreciation of assets due to fab closures.  Please tell us:

- Why you believe the GAAP items that you exclude from the measure are not indicative of the operating performance of your business.
- How the elimination of items identified as non-recurring is consistent with Question 102.03 of the C&DI related to Non-GAAP Financial Measures.

5.      We reference the adjustment for accelerated depreciation on assets related to the planned closure of the 8-inch line at your Salt Lake facility.  Please revise future filing to disclose

your plans for the line closure and the period over which the depreciation is being accelerated.  We do not see any related disclosure in the consolidated interim financial statements.

Form 8-K dated April 18, 2013

Exhibit 99.1

6.      The discussion under "First Quarter Financials" appears to focus on the non-GAAP financial measures 'adjusted gross margin' and 'free cash flow' rather than the GAAP measures.  In future filings, please discuss the most directly comparable financial measure determined in accordance with GAAP with equal or greater prominence than the non-GAAP measure.  Refer to Item 10(e)(1)(i) of Regulation S-K, as required by Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief